UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 24, 2025 (March 24, 2025)

Maiden Holdings, Ltd.

(Exact name of registrant as specified in its charter)

Bermuda	001-34042	98-0570192
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

48 Par-La-Ville Road, Suite 1141 Hamilton HM 11, Bermuda
(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code:  (441) 298-4900

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, par value $0.01 per share	MHLD	Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01 Entry into a Material Definitive Agreement

As previously announced, on December 29, 2024, Maiden Holdings, Ltd., a Bermuda exempted company limited by shares (“Maiden”), entered into a Combination Agreement (the “Combination Agreement”) with Kestrel Group, LLC, a Delaware limited liability company (“Kestrel”), the equityholders of Kestrel (the “Kestrel Equityholders”), Ranger U.S. Newco LLC, a Delaware limited liability company (“US NewCo”), Ranger Bermuda Merger Sub Ltd, a Bermuda exempted company limited by shares and a direct wholly owned subsidiary of US NewCo (“Merger Sub 1”), Ranger Bermuda Topco Ltd, a Bermuda exempted company limited by shares (“Bermuda NewCo”), and Ranger Merger Sub 2 LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Bermuda NewCo (“Merger Sub 2” and, together with Maiden, Kestrel, the Kestrel Equityholders, US NewCo, Merger Sub 1 and Bermuda NewCo, the “Parties”). On February 17, 2025, the Parties entered into a letter agreement amending the Combination Agreement. All capitalized terms used in this Form 8-K and not otherwise defined herein shall have the same meaning given to such terms in the Combination Agreement.

The Combination Agreement provides that, upon the terms and subject to the conditions set forth therein, Maiden and Kestrel will effect a transaction to combine their respective businesses through: (a) the contribution of all of the Class A units and Class B units of Kestrel owned by each Kestrel Equityholder to US NewCo, (b) the merger of Merger Sub 1 with and into Maiden (the “First Merger”), with Maiden surviving the First Merger as a direct wholly owned subsidiary of US NewCo and (c) the merger of Merger Sub 2 with and into US NewCo (the “Second Merger” and, together with the First Merger, the “Mergers”) with US NewCo surviving the Second Merger as a wholly owned subsidiary of Bermuda NewCo. Upon the consummation of the Mergers, Maiden and Kestrel will be wholly owned subsidiaries of Bermuda NewCo, which will be rebranded as Kestrel Group following the closing of the transactions contemplated by the Combination Agreement (the “Transactions”).

On March 24, 2025, the Parties entered into a second amendment to the Combination Agreement (“Amendment No. 2”), pursuant to which the exchange ratio was adjusted such that, at the closing of the Transactions, (i) each issued and outstanding common share of Maiden, par value $0.01 per share (“Maiden shares” and each, a “Maiden share”), other than any Maiden share underlying outstanding options to purchase Maiden shares or that are unvested or subject to a risk of forfeiture, will be automatically canceled and converted into the right to receive one-twentieth (0.05) of a Bermuda NewCo common share, (ii) the Kestrel Equityholders will receive an aggregate of $40,000,000 in cash and 2,750,000 common shares of Bermuda NewCo and (iii) the Kestrel Equityholders will be entitled to receive in contingent consideration up to the lesser of (x) an aggregate number of Bermuda NewCo shares equal to $45,000,000 divided by certain volume weighted average prices of such shares, subject to the achievement of certain EBITDA milestones by the businesses that Kestrel conducted immediately prior to the closing and any extensions of such businesses or related or ancillary businesses existing thereafter, subject to other terms and conditions as set forth in the combination agreement and (y) 2,750,000 shares of Bermuda NewCo.

In lieu of the issuance of fractional shares pursuant to Amendment No. 2, Bermuda NewCo will pay, or cause to be paid, to any holder of US NewCo interests who would otherwise have been entitled to a fraction of a Bermuda NewCo common share, cash in an amount equal to (i) the fractional Bermuda NewCo common shares that would otherwise be issued to such holder, multiplied by (ii) the volume weighted average price of Maiden shares on the Nasdaq, as reported by Bloomberg, for the five consecutive trading days ending on the third trading day immediately preceding the closing date multiplied by (iii) 20, rounded to the nearest penny, without interest.

In addition, the exchange ratio was adjusted such that, upon the closing of the Second Merger, (i) each option to purchase US NewCo Interests (each, a “US NewCo option”) that is outstanding immediately prior to the closing of the Second Merger, whether or not then vested or exercisable will be converted automatically into an option (a “Bermuda NewCo option”) to purchase a number of Bermuda NewCo common shares equal to one-twentieth (0.05) of the US NewCo Interests subject to the US NewCo option (rounded down to the nearest whole share), with an exercise price determined by dividing the exercise price of such US NewCo option by 0.05 (rounded up to the nearest whole cent) and (ii) each US NewCo Restricted Share that is outstanding immediately prior to the closing of the Second Merger, whether or not then vested, shall be converted automatically into one-twentieth (0.05) of a Bermuda NewCo Restricted Share.

The foregoing description of Amendment No. 2 does not purport to be complete and is subject to and qualified in its entirety by reference to Amendment No. 2, a copy of which is included as Exhibit 2.1 to this Current Report on Form 8-K and is incorporated herein by reference.

*          *          *

Additional Information Regarding the Transactions and Where to Find It

In connection with the Transactions, Bermuda NewCo has filed a registration statement on Form S-4 (File No. 333-285664) with the Securities and Exchange Commission (“SEC”) that includes a prospectus with respect to Bermuda NewCo’s securities to be issued in connection with the Transactions and a proxy statement with respect to the Maiden shareholder meeting to approve the Transactions and related matters (the “proxy statement/prospectus”). The registration statement has not been declared effective by the SEC. Maiden and Bermuda NewCo may also file or furnish other documents with the SEC regarding the Transactions. This Current Report on Form 8-K is not a substitute for the registration statement, the proxy statement/prospectus or any other document that Maiden or Bermuda NewCo may file or furnish or cause to be filed or furnished with the SEC. INVESTORS IN AND SECURITY HOLDERS OF MAIDEN ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR FURNISHED OR WILL BE FILED OR WILL BE FURNISHED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTIONS AND RELATED MATTERS.

Investors and security holders may obtain free copies of the registration statement, the proxy statement/prospectus (when available) and other documents filed with or furnished to the SEC by Maiden or Bermuda NewCo through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of Maiden:

Maiden Holdings, Ltd.

48 Par-La-Ville Road, Suite 1141

Hamilton HM 11

Bermuda

Attn: Corporate Secretary

Item 9.01. Financial Statements and Exhibits.

Exhibit No.	Description

2.1	Letter Agreement No. 2, amending the Combination Agreement, dated March 24, 2025, by and among Maiden Holdings, Ltd., Kestrel Group, LLC, all of the equityholders of Kestrel Group, LLC, Ranger U.S. Newco LLC, Ranger Bermuda Merger Sub Ltd, Ranger Bermuda Topco Ltd and Ranger Merger Sub 2 LLC

Participants in the Solicitation

Each of Maiden, Bermuda NewCo and their respective directors, executive officers, members of management and employees, and Luke Ledbetter, President and Chief Executive Officer of Kestrel, and Terry Ledbetter, Executive Chairman of Kestrel, may, under the rules of the SEC, be deemed to be participants in the solicitation of proxies from Maiden’s shareholders in connection with the Transactions. Information regarding Maiden’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Maiden’s annual report on Form 10-K for the fiscal year ended December 31, 2024, as amended, which was filed with the SEC on March 10, 2025 and amended on March 20, 2025 and in subsequent documents filed with the SEC, each of which can be obtained free of charge from the sources indicated above. A summary biography for each of Luke Ledbetter and Terry Ledbetter is set forth below:

Luke Ledbetter serves as President and Chief Executive Officer of Kestrel. Mr. Ledbetter previously served as Chief Underwriting Officer and Head of Business Development with State National Companies. During Mr. Ledbetter‘s tenure at State National, gross written premium grew to more than $2.5 billion annually. Mr. Ledbetter holds law degrees from Cambridge University and the University of Texas School of Law in addition to a B.A. from the University of Texas at Austin.

Terry Ledbetter serves as Executive Chairman of Kestrel. Mr. Ledbetter co-founded State National Companies in 1973 and served as Chairman, President and Chief Executive Officer until his retirement at the end of 2019. Mr. Ledbetter pioneered the dedicated fronting business model in the property & casualty industry and guided State National through its initial public offering in 2014 and sale to Markel Corporation in 2017. He received his B.B.A. from Southern Methodist University.

Neither of Luke Ledbetter or Terry Ledbetter own directly any securities of Maiden at this time.

Additional information regarding the identity of all potential participants in the solicitation of proxies to Maiden shareholders in connection with the Transactions and other matters to be voted upon at the Maiden shareholders meeting to approve the Transactions, and their direct and indirect interests, by security holdings or otherwise, will be included in the definitive proxy statement/prospectus, when it becomes available.

No Offer or Solicitation

This Current Report on Form 8-K is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed Transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MAIDEN HOLDINGS, LTD.

Date: March 24, 2025	By:	/s/ Patrick J. Haveron
		Name:	Patrick J. Haveron
		Title:	Chief Executive Officer and Chief Financial Officer